

April 10, 2009

By U.S. Mail and Facsimile to: (816) 234-2369

Jeffery D. Aberdeen
Controller
Commerce Bancshares, Inc.
1000 Walnut
Kansas City, MO 64106

> **Re: Commerce Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-02989**

Dear Mr. Aberdeen:

     We have reviewed the above referenced filing, related materials and your response letter dated April 3, 2009 and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Transactions With Related Persons, page 12</u>

1.   We note your response to our prior comment 2. However, your narrative disclosure in Note 20 to the Consolidated Financial Statements on page 109 of the Form 10-K seems to imply that during 2007 and 2008, the only payments to Tower Properties Company (other than dividends paid on stock held by Tower) related to leased surface parking lots. Please explain the payments described in this section and shown in the table in Note 20 that do not appear to be related to leased surface parking lots.

<u>Closing Comments</u>

        Please respond to this comment within ten business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief